561936.1
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                CDBEAT.COM, INC.


                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                         784495103

                                 (CUSIP Number)
             Robert Miller                       Ivan W. Dreyer, Esq.
             Cakewalk LLC                       Baer Marks & Upham LLP
    250 West 57th Street, Suite 620                805 Third Avenue
       New York, New York 10107                New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 16, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 53 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

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CUSIP No.  784495103                      Page   2     of    53    Pages
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561936.1
--------========================================================================
   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              Cakewalk LLC


--------========================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|

                                                                         (b) |_|
--------========================================================================
        SEC USE ONLY
--------========================================================================
        SOURCE OF FUNDS         See Item 3
--------========================================================================
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEMS 2(d) OR 2(e)                                                |_|
--------========================================================================
        CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware
----------------------==========================================================
                      SOLE VOTING POWER:           8,307,785 shares

  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH   -------==========================================================
                      SHARED VOTING POWER      0
               -------==========================================================
                      SOLE DISPOSITIVE POWER    8,307,785 shares
               -------==========================================================
                      SHARED DISPOSITIVE POWER 0
--------========================================================================
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   8,307,785
              shares
--------========================================================================
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES|_|
--------========================================================================
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    46%
--------========================================================================
        TYPE OF REPORTING PERSON      OO
--------========================================================================



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CUSIP No.  784495103                      Page    5    of    53    Pages
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561936.1
Item 1.     Security and Issuer

       The information in Item 1 has not changed, except that the address of the principal executive office of the Company is 29 West 57th Street, 9th Floor, New York, New York 10019.

Item 2.     Identity and Background

       The information in Item 2 has not changed.


Item 3.     Source and Amount of Funds or Other Consideration

       Item 3 is hereby amended in its entirety as follows:

       The summaries of the agreements discussed in this Item are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto and are incorporated herein by reference.

       The source of consideration for the acquisition of the Common Stock will consist of substantially all of the assets of the Reporting Person, including cash. In connection with a Contribution Agreement dated as of October 29, 1999 between the Reporting Person and the Company (the "Original Agreement"), as amended by an Amendment Agreement, dated as of November 16, 1999, among the Reporting Person, the Company, 32 Records LLC, a wholly owned limited liability company of the Company ("32 Records"), Atlantis Equities, Inc. ("Atlantis") and Dylan LLC ("Dylan"), an affiliate of Atlantis (the "Amendment Agreement," and together with the Original Agreement, the "Contribution Agreement"), the Reporting Person has contributed and assigned to 32 Records, and 32 Records has acquired, substantially all of the assets and liabilities relating to the business of the Reporting Person in exchange for 8,307,785 shares of the Common Stock of the Company, which number of shares equals approximately 46% of the issued and outstanding Common Stock of the Company (after giving effect to the transactions contemplated by the Contribution Agreement). Following the issuance of the shares of the Common Stock of the Company to the Reporting Person, the Reporting Person intends to distribute the Common Stock to its members in accordance with the terms of the Reporting Person's Operating Agreement. A copy of the Contribution Agreement is attached to this Report as Exhibit 2 and is incorporated herein by reference.


Item 4.     Purpose of Transaction

       Item 4 is hereby amended in its entirety as follows:

       The  purpose of the  acquisition  by the  Reporting  Person of the Common
Stock of the Company is to have a substantial ownership position in a public entity which, among other things, can be used as an acquisition vehicle. The consummation of the transactions described in Item 3 has resulted in an expansion in the Board of Directors of the Company from one member to two members, and Robert Miller ("Miller") has been appointed to fill the vacancy on the Board of Directors created by such expansion. The Board of Directors is expected thereafter, after compliance with applicable securities laws, to be expanded to seven members. Except as provided herein and in Item 3 and Item 6, the Reporting Person has no plans or proposals which would relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)  an   extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving the Company;

      (c) a sale or transfer of a material amount of assets of the Company;

      (d) any change in the present board of directors or management of the Company;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

      (j) any action similar to those enumerated above.


Item 5.     Interest in Securities of the Issuer

       Item 5 is hereby amended in its entirety as follows:

       (a) Immediately prior to the distribution by the Reporting Person of the Common Stock of the Company to its members, the Reporting Person beneficially owns, 8,307,785 shares of the Common Stock of the Company, which represents approximately 46% of the total issued and outstanding shares of the Common Stock of the Company.

       (b) Immediately prior to the distribution by the Reporting Person of the Common Stock of the Company to its members, the Reporting Person has the sole power to vote and dispose of 8,307,785 shares of the Common Stock of the Company.

       (c) The Reporting Person did not consummate any transactions in respect of the Common Stock of the Company during the past sixty days.

       (d)  Not applicable

       (e)  Not applicable

Item 6.     Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

      Item 6 is hereby amended by deleting the second paragraph thereof and replacing it with the following:

      In addition to the transactions described in Item 3, above, pursuant to a Voting Agreement, dated as of November 16, 1999, between Dylan and Miller, in the event that the Board of Directors of the Company is expanded to seven members following the Closing, Dylan shall have the right to designate two representatives out of seven to the Board of Directors of the Company. Dylan has also agreed to vote all shares of the Common Stock of the Company owned by it in favor of the election to the Board of Directors of the Company of Miller or any designee of Miller, while Miller has agreed to vote all of the shares of the Common Stock of the Company owned by him in favor of the election to the Board of Directors of the Company of the Dylan designees. A copy of the Voting Agreement is attached to this report as Exhibit 3 and is incorporated herein by reference.


Item 7.     Material to be filed as Exhibits

       Exhibit 2. Contribution Agreement, dated October 29, 1999, between CDBeat.com, Inc. and Cakewalk LLC, as amended by the Amendment Agreement, dated as of November 16, 1999 by and among CDBeat.com, Inc., Cakewalk LLC, 32 Records LLC, Atlantis Equities, Inc. and Dylan LLC.

       Exhibit 3. Voting Agreement, dated November 16, 1999, between Dylan LLC and Robert Miller.

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CUSIP No.  784495103                Page    53    of    53    Pages
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561936.1
                                             53
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      CUSIP No.  784495103                       Page    6    of    53    Pages
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561936.1
                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 29, 1999
                                                Cakewalk LLC


                                                By:/s/ Robert Miller
                                                   Name: Robert Miller
                                                   Title:   President

Exhibit 2

                             CONTRIBUTION AGREEMENT

      CONTRIBUTION AGREEMENT, dated as of October 29, 1999, by and between CDBEAT.COM, INC., a Delaware corporation ("CDBeat"), and CAKEWALK LLC, a Delaware limited liability company ("Cakewalk").

      WHEREAS, Cakewalk is the owner of certain assets utilized in connection with the development, creation, ownership and exploitation of recorded music, record production, music publishing, CD-ROM, music-related merchandising and music video production (the "Business");

      WHEREAS, Cakewalk desires to contribute and assign, and CDBeat desires to acquire, substantially all of the assets and liabilities relating to the Business in exchange for 90% of the issued and outstanding voting shares of the common stock, par value $.001, of CDBeat (the "CDBeat Stock") in a transaction intended to qualify under ss. 351 of the Code, upon and subject to the terms and conditions hereinafter set forth;

      WHEREAS, Dylan LLC ("Dylan") has entered into that certain subscription agreement, dated the date hereof, with Cakewalk (the "Dylan Subscription Agreement"), attached hereto as Exhibit A, pursuant to which Dylan has subscribed for a membership interest in Cakewalk; and

      WHEREAS, certain terms used herein have the meanings set forth in Article IX,

      NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants hereinafter set forth, the parties hereto agree as follows:
ARTICLE I

                            TRANSFER AND ACQUISITION

Section 1.1 Assets to be Transferred and Acquired.

(a) Subject to Section 1.1(b) hereof and to the other terms and conditions of this Agreement, at the Closing (as hereinafter defined), Cakewalk will contribute, assign, transfer and convey to CDBeat, free and clear of all Liens (other than Permitted Liens), and CDBeat shall acquire from Cakewalk, all of the tangible and intangible assets used, held for use or useful in the Business (collectively, the "Assets") including:

(i)   the membership interests of Cakewalk in Cakewalk BRE LLC;

(ii) all of the capital stock of Cakewalk Productions, Inc. and Cakewalk Productions II, Inc.;

(iii) all of Cakewalk's rights, title and interest in and to property, plant and equipment;

(iv) all of Cakewalk's rights in, to and under the Intellectual Property Rights, whether or not used in the Business, and all of Cakewalk's books, records and computer programs relating thereto;

(v)      all of Cakewalk's rights in, to and under the goodwill of the Business;

(vi) Cakewalk's rights under all Contracts and all prepaid expenses, claims and other prepayments, including security deposits and other retentions held by third parties, with respect to the Contracts as of the Closing Date;

(vii) all of Cakewalk's rights under all governmental licenses, certificates, permits and approvals (the "Permits"), if any, relating to or necessary to the lawful conduct of the Business as of the Closing Date, to the extent such Permits are transferable;

(viii) all warranties, Claims, causes of action, guarantees or similar rights of Cakewalk pertaining to the Assets;

(ix) cash on hand, cash equivalents, investments (including, without limitation, stock, debt instruments, options and other instruments and securities) and bank deposits of Cakewalk as of the Closing Date including, without limitation, the moneys received by Cakewalk from Dylan under the Dylan Subscription Agreement;

(x) all of the accounts receivable of Cakewalk as of the Closing Date as well as all reserve amounts with licensors and distributors;

(xi) all of Cakewalk's rights under any insurance policies; and

(xii) all books and records relating to the Business and the Assets (whether kept or maintained by Cakewalk or any third party) including, without limitation, copies of lists of customers and suppliers; records with respect to costs and equipment; business development plans; advertising materials, catalogues, correspondence, mailing lists, photographs, sales materials and records; purchasing materials and records; personnel records with respect to employees of the Business; media materials and plates; sales order files; ledgers and other books of account of Cakewalk; plans, specifications, surveys, appraisals, reports and other materials relating to the Assets; other records required to continue the Business as heretofore and now being conducted by Cakewalk; and all software programs, computer printouts, databases and related items used in the Business.

(b) The Assets shall exclude all corporate records of Cakewalk including, without limitation, the member ledger of Cakewalk and the minute books regarding meetings of the members, managers and manager committees of Cakewalk (the "Excluded Assets").

Section 1.2 Assumed Liabilities.

(a) At the Closing, CDBeat shall assume all liabilities and obligations (including contingent liabilities and obligations) of Cakewalk pertaining to or arising out of the ownership of the Assets and the operation of the Business, whether incurred or existing on or prior to the Closing Date or arising thereafter, including, but not limited to:

(i) All Liabilities of Cakewalk relating to the ownership of the Assets or operation of the Business;

(ii)     All Liabilities in respect of borrowed moneys;

(iii)    All accounts payable relating to the Business;

(iv)     Liabilities and obligations under Contracts;

(v) Liabilities and obligations with respect to any Claims, arising out of ownership of the Assets or the operation of the Business;

(vi) Liabilities and obligations to persons employed by Cakewalk (or any of such employee's beneficiaries, heirs or assignees) arising out of such employee's employment by Cakewalk; and

(vii) All liabilities of Cakewalk under the Dylan Subscription Agreement including the tax indemnity.

      All such duties, responsibilities, obligations or Liabilities described in this Section 1.2 being referred to herein as "Assumed Liabilities."

(b) Notwithstanding the provisions of Section 1.2(a), except as set forth in (vii) CDBeat shall not assume, and Cakewalk shall retain, any income Tax Liability of Cakewalk.

Section 1.3 Consideration. In consideration for the contribution, assignment, transfer and conveyance by Cakewalk to CDBeat of the Assets, at the Closing, CDBeat shall issue 17,592,957 shares, being such number of shares of CDBeat Stock as shall equal, after giving effect to such issuance, the conversion of CDBeat's outstanding shares of Preferred Stock and the cancellation of certain other shares all as hereinafter described, 90% of the issued and outstanding common stock of CDBeat.

Section 1.4 Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Assets contemplated hereby (the "Closing") shall take at the offices of Baer Marks & Upham LLP, 805 Third Avenue, New York, New York 10022, at 10:00 a.m., local time on November 5, 1999, or at such other date, time or place as the parties may agree (the "Closing Date").

ARTICLE II

                               REPRESENTATIONS AND
                             WARRANTIES OF CAKEWALK

Cakewalk represents and warrants to CDBeat that:

Section 2.1 Authority Relative to this Agreement. Cakewalk has full power, capacity and authority to execute and deliver this Agreement and each other Transaction Document to which it is or, at the Closing, will be a party and to consummate the transactions contemplated hereby and thereby (the "Contemplated Transactions"). The execution and delivery of this Agreement and the consummation of the Contemplated Transactions to which Cakewalk is or, at the Closing, will be a party have been duly and validly authorized by Cakewalk, and no other proceedings on the part of Cakewalk (or any other person) are necessary to authorize the execution and delivery by Cakewalk of this Agreement or the consummation of the Contemplated Transactions to which Cakewalk is or, at the Closing, will be a party. This Agreement has been and, at the Closing, the other Transaction Documents to which Cakewalk is a party will have been, duly and validly executed and delivered by Cakewalk, and (assuming the valid execution and delivery thereof by the other parties thereto) constitute or will at the Closing constitute, as the case may be, the legal, valid and binding agreements of Cakewalk enforceable against Cakewalk in accordance with their respective terms, except as such obligations and their enforceability may be limited by applicable bankruptcy and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefor may be brought (whether at law or in equity).

Section 2.2 No Conflicts; Consents. The execution, delivery and performance by Cakewalk of this Agreement and each other Transaction Document to which it is or will be a party or the consummation of the Contemplated Transactions does not and will not (i) violate any provision of the Articles of Organization or the Amended and Restated Operating Agreement (or comparable instruments) of Cakewalk; (ii) except for any filings that may be required by applicable securities laws, require Cakewalk or any other Affiliate of Cakewalk to obtain any material consent, approval or action of or waiver from, or make any filing with, or give any notice to, any Governmental Body or any other person, except as set forth on Schedule 2.2 ("Cakewalk Required Consents");
         (iii) if Cakewalk Required Consents are obtained prior to Closing, violate, conflict with or result in a breach or default under (after the giving of notice or the passage of time or both), or permit the termination of, any Contract of a type required to be listed on
         Schedule 2.8 to which Cakewalk is a party or by which it or any of its assets may be bound or subject, or result in the creation of any Lien upon the Assets pursuant to the terms of any such Contract; (iv) if Cakewalk Required Consents are obtained prior to Closing, violate any Law or Order of any Governmental Body against, or binding upon, Cakewalk or upon the Assets or the Business; or (v) if Cakewalk Required Consents are obtained prior to Closing, violate or result in the revocation or suspension of any Permit, except where (A) the failure to obtain any Cakewalk Required Consent, or (B) any violation, breach or default that would not reasonably be expected to have a Material Adverse Effect.

Section 2.3 Corporate Existence and Power. Cakewalk is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite powers and all material Permits required to carry on the Business as now conducted. Except for Cakewalk BRE LLC, a New York limited liability company, Cakewalk Productions, Inc., a New York corporation, and Cakewalk Productions II, Inc., a New York corporation, Cakewalk does not have any Subsidiaries or own any equity interest or equity investment in any other person.

Section 2.4 Charter Documents and Corporate Records. (a) Cakewalk has heretofore delivered to CDBeat true and complete copies of the Articles of Organization and Amended and Restated Operating Agreement of Cakewalk as in effect on the date hereof.

(b) All financial, business and accounting books, ledgers, accounts and official and other records relating to Cakewalk and the Business have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies contained or reflected therein.

Section 2.5 Financial Information. Cakewalk has previously furnished to CDBeat true and complete copies of (i) Cakewalk's audited financial statements (the "Audited Statements") at and for the year ended December 31, 1998,
         (ii) the audited balance sheet of Cakewalk at December 31, 1997 (collectively with the Audited Statements, the "Annual Statements"), and (iii) Cakewalk's unaudited balance sheet, income statements, and cash flows at and for the period ended March 31, 1999 (with the Annual Statements, the "Financial Statements"). Each delivered financial statement has been prepared in accordance with GAAP consistently applied and presents fairly in all material respects the financial condition, results of operations and cash flows of Cakewalk as of its date and the period covered thereby.

Section 2.6 Subsequent Events. Except as contemplated by this Agreement or disclosed in Schedule 2.6, none of the following has occurred since the date of the most recent Financial Statements: (a) any event that had, or is reasonably likely to have, a Material Adverse Effect on Cakewalk;
         (b) any change by Cakewalk in its accounting methods, practices, or principles, except as required to comply with applicable Law or a change in GAAP; (c) any commitment or transaction by Cakewalk that had, or is reasonably likely to have, a Material Adverse Effect on Cakewalk and was not in the usual and ordinary course of business; (d) any distributions in respect of, or redemption of, membership interests; or
         (e) any event, action, or condition that (i) constitutes an agreement by Cakewalk to do anything described in clauses (a)-(d) above, or (ii) if it had occurred before the date of this Agreement, would have made any representation or warranty by Cakewalk in this Agreement inaccurate in any material respect.

Section 2.7 The Assets. Cakewalk has good and marketable title to the Assets, free and clear of all Liens, except for (i) liens set forth on Schedule 2.7, (ii) mechanic's, materialmen's, and similar liens, (iii) liens arising under worker's compensation, unemployment insurance, social security, retirement, and similar legislation, (iv) liens, easements, covenants, restrictions and other similar encumbrances of record listed on Schedule 2.7, and (v) liens for Taxes not yet due and payable, in each case arising in the ordinary course of business of Cakewalk and not material to Cakewalk (collectively, "Permitted Liens").

Section 2.8 Contracts. (a) Schedule 2.8 sets forth an accurate and complete list of all Contracts material to the Business. True and correct copies of all written Contracts listed on such Schedule and summaries of the material provisions of all oral Contracts so listed have been made available to CDBeat.

(b) All Contracts listed on Schedule 2.8 are valid, subsisting, in full force and effect and binding upon Cakewalk, as the case may be, and, to the knowledge of Cakewalk, the other parties thereto in accordance with their terms. Cakewalk is not in default (or alleged default) under any such Contract in any material respect, nor, to the knowledge of Cakewalk, is any other party thereto in default thereunder in any material respect, and, to Cakewalk's knowledge, there is no condition that with notice or the lapse of time or both would constitute a material default (or give rise to a termination right) under any such Contract. To the knowledge of Cakewalk, none of the other parties to any Contract intends to terminate or materially alter the provisions thereof by reason of the Contemplated Transactions or otherwise. Except as set forth on Schedule 2.2, no approval or consent of any person is required in order for the Contracts to continue in full force and effect after the Closing.

Section 2.9 Claims and Proceedings. Except as set forth on Schedule 2.9, there are no outstanding Orders of any Governmental Body against or involving Cakewalk, the Assets or the Business. Except as set forth on Schedule 2.9, there are no material actions, suits, claims or counterclaims or legal, administrative, governmental, arbitral or other proceedings or investigations (if the defense thereof or Liabilities in respect thereof are not covered by insurance) (collectively, "Claims"), pending or to the knowledge of Cakewalk threatened on the date hereof, against or involving Cakewalk, the Assets or the Business. Except as set forth on Schedule 2.9, at the Closing there will be no such Claims pending or, to the knowledge of Cakewalk, threatened, other than Claims that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 2.9, to the knowledge of Cakewalk, on the date hereof, there is no fact, event or circumstances that would give rise to any such Claim.

Section 2.10 Compliance with Laws. Cakewalk is not in violation in any material respect of any order, judgment, injunction, award, citation, decree, consent decree or writ (collectively, "Orders"), or any material law, statute, code, ordinance, rule, regulation or other requirement (collectively, "Laws"), of any government or political subdivision thereof, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any court or arbitrator (collectively, "Governmental Bodies") affecting the Assets or the Business, except for violations which would not reasonably be expected to have a Material Adverse Effect.

Section 2.11 Finders' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Cakewalk who might be entitled to any fee or commission from Cakewalk upon consummation of the Contemplated Transactions.

Section 2.12 Investment Intent. Cakewalk is acquiring the CDBeat Shares for its members own account for investment and not with a view towards resale, transfer or distribution in a manner that would be in violation of applicable securities laws, but subject, nevertheless, to any requirement of law that the disposition of Cakewalk's property shall at all times be within Cakewalk's control, and without prejudice to Cakewalk's or its members right at all times to sell or otherwise dispose of all or any part of such securities under a registration under the Securities Act or under an exemption from said registration available under the Securities Act.

Section 2.13 Tax Matters. Since its inception, Cakewalk has been treated as a partnership for Federal Income tax purposes, has filed all Tax Returns required to be filed by it and has paid the Taxes reflected thereon.

ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                                    OF CDBEAT

CDBeat represents and warrants to Cakewalk that:
Section 3.1 Authority Relative to this Agreement. CDBeat has full power, capacity and authority to execute and deliver this Agreement and each other Transaction Document to which it is or, at the Closing, will be a party and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions to which CDBeat is or, at the Closing, will be a party have been duly and validly authorized and approved by the board of directors of CDBeat and no other corporate proceedings on the part of CDBeat are necessary to authorize the execution and delivery by CDBeat of this Agreement or the consummation of the Contemplated Transactions to which it is or, at the Closing, will be a party. This Agreement has been and, at the Closing, the other Transaction Documents to which CDBeat is a party will have been duly and validly executed and delivered by CDBeat and (assuming the valid execution and delivery thereof by the other parties thereto) constitutes or will at the Closing constitute the legal, valid and binding agreement of CDBeat, enforceable against CDBeat in accordance with their respective terms, except as such obligations and their enforceability may be limited by applicable bankruptcy and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefor may be brought (whether at law or in equity).

Section 3.2 No Conflicts; Consents. The execution, delivery and performance by CDBeat of this Agreement and each other Transaction Document to which it is or, at the Closing, will be a party and the consummation of the Contemplated Transactions to which it is or, at the Closing, will be a party do not and will not (i) violate any provision of the Certificate of Incorporation or By-laws of CDBeat; (ii) except for any filings that may be required to be made under applicable securities laws, require CDBeat to obtain any material consent, approval or action of or waiver from, or make any filing with, or give any notice to, any Governmental Body or any other person, and except as set forth in Schedule 3.2 ("CDBeat Required Consents"); (iii) if CDBeat Required Consents are obtained prior to the Closing, violate, conflict with or result in the breach or default under (after the giving of notice or the passage of time); or permit the termination of, any material Contract to which CDBeat is a party or by which CDBeat or its assets may be bound or subject; or (iv) if CDBeat Required Consents are obtained prior to the Closing, violate any Law or Order of any Governmental Body against, or binding upon, CDBeat or upon its assets or business, except where any such violation would not reasonably be expected to have a Material Adverse Effect.

Section 3.3 Corporate Existence and Power. CDBeat is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.

Section 3.4 Charter Documents and Corporate Records. (a) CDBeat has heretofore delivered to Cakewalk true and complete copies of the Certificate of Incorporation and By-laws of CDBeat as in effect on the date hereof.

(b) All financial, business and accounting books, ledgers, accounts and official and other records relating to CDBeat have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies contained or reflected therein.

Section  3.5 Capitalization.  The authorized capital stock of CDBeat consists of
         (i) 20,000,000 shares of its common stock, par value $.001 (the "Common Stock"), and (ii) 10,000,000 shares of convertible preferred stock (the "Preferred Stock"), which has been designated as "Series A", "Series B" and "Series C." As of the date hereof, the issued and outstanding capital stock of CDBeat consists of (A) 4,504,197 shares of Common Stock, (B) 8.75 shares of "Series A" Preferred Stock, and (C) 50,000 shares of "Series C" Preferred Stock. There are currently no shares of "Series B" Preferred Stock issued and outstanding. In addition, as of the date hereof not including the Atlantis Warrant, CDBeat has reserved up to 190,516 shares of Common Stock for issuance upon exercise of presently outstanding warrants and options. Except as set forth on
         Schedule 3.5, CDBeat does not, and at the Closing CDBeat will not, have outstanding any capital stock or other securities or any rights, warrants, or options to acquire securities of CDBeat or any convertible or exchangeable securities other than pursuant to this Agreement. Except as set forth on Schedule 3.5, no person has or, at the Closing will have, any right to purchase or otherwise acquire any securities of CDBeat. Except as set forth on Schedule 3.5, there are, and at Closing will be, no outstanding obligations of CDBeat to repurchase, redeem or otherwise acquire any securities of CDBeat.

Section 3.6 CDBeat Stock. Immediately prior to the Closing, CDBeat will have duly authorized and reserved for issuance the shares of CDBeat Stock to be issued in connection herewith, and, when issued, such shares of CDBeat Stock will be validly issued, fully paid and nonassessable and free of preemptive rights. The issuance of the CDBeat Stock pursuant to this Agreement will not violate or conflict with any agreement of CDBeat with any third party and will not result in a breach or default under the governing documents of CDBeat.

Section 3.7 Filings. CDBeat has filed with the SEC all forms, reports, schedules, and statements that were required to be filed by it with the SEC since its registration statement was declared effective (the "SEC Documents"), and previously has furnished to Cakewalk accurate and complete copies of all the SEC Documents. As of their respective dates, the SEC Documents were prepared in accordance with the Exchange Act and the Securities Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in those documents or necessary to make the statements in those documents not misleading, in light of the circumstances under which they were made. CDBeat shall deliver to Cakewalk as soon as they become available accurate and complete copies of any report or statement that it mails to its shareholders generally or files with the SEC during the period after the date of this Agreement and before the Closing Date. As of their respective dates, these reports and statements will not contain any untrue statement of a material fact or omit to state a material fact required to be stated in them or necessary to make the statements in them not misleading, in light of the circumstances under which they are made and these reports and statements will comply in all material respects with all applicable requirements of the Exchange Act and the Securities Act.

Section 3.8 Financial Statements. The audited financial statements and unaudited interim financial statements of CDBeat that are included or incorporated in the SEC Documents were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as otherwise indicated in the notes to them) and fairly present the financial position, results of operations, and cash flows from operating, investing, and financing activities of CDBeat as of the dates and for the periods indicated, except that the unaudited interim financial statements in the SEC Documents are subject to normal year-end adjustments and were prepared in accordance with the instructions to SEC Form 10-Q and, accordingly, omit or condense certain footnotes and other information normally included in financial statements prepared in accordance with GAAP. The financial statements of CDBeat that are included or incorporated in any subsequent report or statement that CDBeat mails to its shareholders generally or files with the SEC during the period after the date of this Agreement and before the Closing Date will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as otherwise indicated in them, the notes to them, or any related report of CDBeat's independent accountants) and will fairly present the financial information that they purport to present, except that the unaudited, interim financial statements will be subject to normal year-end adjustments and will omit or condense certain footnotes and other information normally included in financial statements prepared in accordance with GAAP.

Section 3.9 Subsequent Events. Except as contemplated by this Agreement or disclosed in Schedule 3.9, none of the following has occurred since the date of the most recent consolidated balance sheet of CDBeat that is included in the SEC Documents: (a) any event that had, or is reasonably likely to have, a Material Adverse Effect on CDBeat; (b) any change by CDBeat in its accounting methods, practices, or principles, except as required to comply with applicable Law or a change in GAAP; (c) any commitment or transaction by CDBeat that had, or is reasonably likely to have, a material adverse effect on CDBeat and was not in the usual and ordinary course of business; (d) any declaration, payment, or setting aside for payment of any dividends or other distributions (whether in cash, stock, or property) in respect of the CDBeat's stock; or (e) any event, action, or condition that (i) constitutes an agreement by CDBeat to do anything described in clauses (a)-(d) above, or (ii) if it had occurred before the date of this Agreement, would have made any representation or warranty by CDBeat in this Agreement inaccurate in any material respect.

Section 3.10 Assets of CDBeat. The assets of CDBeat consist of all the assets which are necessary for the conduct of CDBeat's business as presently conducted. Except as set forth in Schedule 3.10, CDBeat's assets are in good operating condition and repair subject to ordinary wear and tear and to requirements for periodic maintenance. CDBeat does not own any real property.

Section 3.11 Contracts. (a) Schedule 3.11 sets forth an accurate and complete list of all Contracts material to the business of the CDBeat. True and correct copies of all written Contracts listed on such Schedule and summaries of the material provisions of all oral Contracts so listed have been made available to Cakewalk.

(b) All Contracts listed on Schedule 3.11 are valid, subsisting, in full force and effect and binding upon CDBeat, as the case may be, and, to the knowledge of CDBeat, the other parties thereto in accordance with their terms. Except for payment defaults, CDBeat is not in default (or alleged default) under any such Contract in any material respect, nor, to the knowledge of CDBeat, is any other party thereto in default thereunder in any material respect, and, to CDBeat's knowledge, there is no condition that with notice or the lapse of time or both would constitute a material default (or give rise to a termination right) under any such Contract. To the knowledge of CDBeat, none of the other parties to any Contract intends to terminate or materially alter the provisions thereof by reason of the Contemplated
         Transactions or otherwise. Except as set forth on Schedule 3.2, no approval or consent of any person is required in order for the Contracts to continue in full force and effect after the Closing.

Section 3.12 Intangible Property. Set forth on Schedule 3.12 is a description of all material Intellectual Property Rights owned, licensed or used by CDBeat in its business, whether or not such intellectual property rights have been currently afforded patent, copyright or trademark protection. The Contemplated Transactions will not have a material adverse effect on the right, title and interest of the CDBeat as of the Closing Date in and to the Intellectual Property Rights. Except as disclosed in Schedule 3.12, (i) CDBeat has not received any written Claim of material invalidity, interference, infringement or misappropriation from any third party with respect to any of CDBeat's Intellectual Property Rights; (ii) to the knowledge of CDBeat, CDBeat has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property or other rights of any third parties; and (iii) to the knowledge of CDBeat, no third party is interfering with, infringing upon, misappropriating, or otherwise coming into conflict with any Intellectual Property Rights of CDBeat.

Section 3.13 Compliance with Laws. CDBeat is not in violation in any material respect of any Order or Law of any Governmental Bodies affecting the its assets or its business, except for violations which are not reasonably expected to have a Material Adverse Effect.

Section 3.14 Claims . Except as set forth on Schedule 3.14, there are no outstanding Orders of any Governmental Body against or involving CDBeat. Except as set forth on Schedule 3.15, there are no material Claims (if the defense thereof or Liabilities in respect thereof are not covered by insurance), pending or to the knowledge of CDBeat threatened on the date hereof, against or involving CDBeat. Except as set forth on Schedule 3.15, at the Closing there will be no such Claims pending or, to the knowledge of CDBeat, threatened, other than Claims that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on CDBeat. Except as set forth on Schedule 3.15, to the knowledge of CDBeat, on the date hereof, there is no fact, event or circumstances that would give rise to any such Claim.

Section 3.15 Finders' Fees. Except for Cliff Berger, who will receive 293,215 shares of CDBeat Common Stock as soon as additional shares of Common Stock are authorized, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of CDBeat who might be entitled to any fee or commission from CDBeat upon consummation of the Contemplated Transactions.

Section 3.16 Tax Matters. Except as disclosed on Schedule 3.16, all Tax Returns required to be filed by CDBeat on or before the Closing Date have been or shall be timely filed and all Taxes which are due have been or shall be paid. All Taxes of CDBeat attributable to periods ending on or before the Closing Date which are not yet due have been adequately and accurately reserved against and entered upon the books and records of

         CDBeat. As of the time of filing, the Tax Returns correctly reflected (and, as to any Tax Returns not filed as of the date thereof will correctly reflect) the facts regarding the income, business, assets, operations, activities and status of CDBeat. There are no Tax Liens upon any assets of CDBeat except for Liens for current Taxes not yet due and payable. All amounts required to be withheld by CDBeat from employees for income Taxes, social security and other payroll Taxes have been collected and withheld, and either paid to the respective Governmental Bodies, set aside in accounts for such purpose, or have been or will be accrued, reserved against and entered upon the books and records of CDBeat. CDBeat has maintained and has in its possession all records, supporting documents and exemption certificates required by applicable sales Tax statutes and regulations to be retained in connection with the collection and remittance of sales and use Taxes for all periods up to and including the Closing Date. CDBeat is not a party to nor has it received any notice with respect to any proposed or pending examination, investigation, audit, action or Claim by any Tax Authority relating to Taxes, nor is CDBeat a party to any dispute or, to CDBeat's knowledge, threatened dispute with respect thereto and no Claim for assessment or collection of Taxes has been made upon CDBeat.
         Schedule 3.16 includes a description of all such past examinations, investigations, audits, actions or Claims within the past three years.

ARTICLE IV

                            COVENANTS AND AGREEMENTS

Section 4.1 Conduct of Business of Cakewalk and CDBeat. (a) From the date hereof through the Closing Date, each of Cakewalk and CDBeat agrees:

(i) To conduct its operations according to the ordinary and usual course of its business consistent with past practice, to preserve intact its present business organization and structure, to use reasonable efforts to keep available the services of its officers, agents and full-time employees, to use reasonable efforts to preserve and maintain its assets and the good will of its business and to use reasonable efforts to preserve its relationships with customers and suppliers.

(ii) To maintain in the ordinary course of business, consistent with past practice and in accordance with all Contracts to which each is a party, its tangible assets in their present repair, order and condition, subject to ordinary wear and tear and to the requirements of such Contracts.

(iii) Not to incur any Liability (other than Liabilities incurred in the ordinary course of business, consistent with past practice, which are not in the aggregate material thereto), nor enter into any Contract of a type required to be included on any Schedule hereto.

(b) From the date hereof through the Closing Date, each of Cakewalk and CDBeat agrees that it will use reasonable efforts to conduct its respective business in such a manner so that its representations and warranties contained herein shall continue to be true and correct on and as of the Closing Date as if made on and as of the Closing Date.

(c) From the date hereof through the Closing Date, each of Cakewalk and CDBeat agrees that it will consult with the other prior to any renewal, amendment, extension or termination of, waiver of any material right under, or any failure to renew, any Contract and will not take any such action if such other party objects thereto in writing.

Section 4.2 Corporate Examinations and Investigations. Prior to the Closing Date, each party hereto shall be entitled, through its directors, officers, Affiliates, employees, attorneys, accountants, representatives, lenders, consultants and other agents (collectively, "Representatives") to make such investigation of the assets, the business and operations of the other party, and such examination of the books, records and financial condition of the other party, as each party hereto reasonably deems necessary. Any such investigation and examination shall be conducted at reasonable times, under reasonable circumstances and upon reasonable notice, and the parties hereto shall cooperate fully therein. In that connection, each party hereto shall make available to Representatives of the other party during such period, without however causing any unreasonable interruption in the operations of such other party, all such information and copies of such documents and records concerning the affairs of such party as such Representatives may reasonably request, shall permit Representatives of such party access to the assets and all parts thereof and to such party's employees, customers, suppliers, contractors and others, and shall cause such party's respective Representatives to cooperate fully in connection with such review and examination. No investigation by either party hereto shall diminish or obviate any of the representations, warranties, covenants or agreements of either party contained in this Agreement.

Section 4.3 Filings and Authorizations. Cakewalk and CDBeat, as promptly as practicable, shall make, or cause to be made, all filings and submissions under such Laws as are applicable to them or to their respective Affiliates as may be required for them to consummate the Contemplated Transactions in accordance with the terms of this Agreement and shall furnish copies thereof to the other party prior to such filing and shall not make any such filing or submission to which CDBeat or Cakewalk, as the case may be, reasonably objects in writing. All such filings shall comply in form and content in all material respects with applicable Law.

Section 4.4 Efforts to Consummate. Subject to the terms and conditions herein, each of Cakewalk and CDBeat, without payment or further consideration, shall use its good faith efforts to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws, Contracts, Permits and Orders to consummate and make effective, as soon as reasonably practicable, the Contemplated Transactions, including, but not limited to, the obtaining of all Cakewalk Required Consents and CDBeat Required Consents and Permits or consents of any third party, whether private or governmental, required in connection with such party's performance of such transactions and each party hereto shall cooperate with the other in all of the foregoing.

Section 4.5 Notices of Certain Events. Prior to the Closing Date, Cakewalk and CDBeat shall promptly notify the other of:

(a) any notice or other communication delivered or received by such party (or its Representatives) to or from any other person (other than notices or other communications solely between Cakewalk and CDBeat) with respect to the Contemplated Transactions (including, without limitation, any notice or other communication to or from any person objecting to, or alleging that the consent of any person is or may be required in connection with, the Contemplated Transactions);

(b) any notice or other communication from any Governmental Body in connection with the Contemplated Transactions; and

(c) any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of any representation or warranty, whether made as of the date hereof or as of the Closing Date, or that would constitute a violation or breach of any covenant of any party contained in this Agreement.

Section 4.6 Public Announcements. Prior to the Closing Date, Cakewalk and CDBeat will consult with each other before issuing any press release or otherwise making any public statement with respect to the Contemplated Transactions, and no party hereto will issue any such press release or make any such public statement without the prior approval of CDBeat or Cakewalk, as the case may be, except as may be required by applicable Law in which event the other party shall have the right to review and comment upon (but not approve) any such press release or public statement prior to its issuance.

Section 4.7 Expenses. Except as otherwise specifically provided in this Agreement, CDBeat and Cakewalk shall bear their respective expenses, in each case, incurred in connection with the preparation, execution and performance of this Agreement and the Contemplated Transactions, including, without limitation, all fees and expenses of their respective Representatives.

Section 4.8 Tax Considerations. The parties contemplate that the Contemplated Transactions shall qualify under Section 351 of the Code. Each party shall report the transactions contemplated hereunder as they apply to such party on its appropriate tax return consistent with such treatment.

Section 4.9 Negotiations With Others. (a) From and after the date hereof and until this Agreement shall have been terminated in accordance with its terms, each party agrees that it will not, directly or indirectly, encourage or solicit any inquiries or proposals by or engage in any discussions or negotiations with, or enter into any Contract or understanding with, any person concerning an Acquisition Proposal subject, however, to such actions which, in the good faith judgment of the Board of Directors of CDBeat and the management of Cakewalk, based upon the advice of counsel, are required under applicable Law to be taken in the exercise of its fiduciary duties. Each party shall advise the other of any unsolicited written proposal or offer to enter into an Acquisition Proposal.

       (b) If: (i) Cakewalk is willing and able to consummate the Contemplated Transactions and the conditions to such consummation, not within the control of CDBeat, have been satisfied or waived, and (ii) CDBeat enters into a contract or consummates an Acquisition Proposal with any person other than Cakewalk or any of its Affiliates on or before November 30, 1999, CDBeat shall pay to Cakewalk a fee of $1,000,000 as compensation for its efforts hereunder. In addition, CDBeat shall reimburse Cakewalk for the expenses of negotiating the terms of this Agreement including the reasonable fees and expenses due to its investors, lawyers and advisors; provided, however, that such reimbursement shall not exceed $100,000, in the aggregate.

      (c) If: (i) CDBeat is willing and able to consummate the Contemplated Transactions and the conditions to such consummation, not within the control of Cakewalk, have been satisfied or waived, and (ii) Cakewalk enters into a contract or consummates an Acquisition Proposal with any person other than CDBeat or any of its Affiliates on or before November 30, 1999, Cakewalk shall pay to CDBeat a fee of $1,000,000 as compensation for its efforts hereunder. In addition, Cakewalk shall reimburse CDBeat for the expenses of negotiating the terms of this Agreement including the reasonable fees and expenses due to its investors, lawyers and advisors; provided, however, that such reimbursement shall not exceed $100,000, in the aggregate.

Section 4.10 Past-Closing Matters. (a) Promptly after the Closing of the Contemplated transactions, CD Beat intends to (i) transfer all its existing business into a wholly owned subsidiary; and (ii) transfer the business of Cakewalk into a wholly owned subsidiary, so that CD Beat will then operate as a holding company.

            (b) Cakewalk hereby agrees on behalf of itself and its members that if it seeks to elect a majority of the Board of Directors of CDBeat other than at a meeting of stockholders of CDBeat, it will cause CDBeat to comply with the provisions of Section 14(f)of the Securities Exchange Act of 1934, as amended.
                                 ARTICLE V

                              CONDITIONS TO CLOSING
Section 5.1 Conditions to the Obligations of the Parties. The obligations of Cakewalk and CDBeat to consummate the Contemplated Transactions are subject to the satisfaction of the following conditions, which, in the case of Section 5.1(b), may be waived by CDBeat and Cakewalk acting together:

(a) No Injunction. No provision of any applicable Law and no Order shall prohibit the consummation of the Contemplated Transactions.

(b) No Proceeding or Litigation. No Claim instituted by any person (other than CDBeat, Cakewalk or their respective Affiliates), shall have been commenced or pending against Cakewalk, CDBeat or any of their respective Affiliates, officers or directors which Claim seeks to restrain, prevent, change or delay in any material respect the Contemplated Transactions or seeks to challenge any of the material terms or provisions of this Agreement or seeks material damages in connection with any of such transactions.

(c)      Dylan  Subscription  Agreement.  The  transactions  contemplated by the
         Dylan Subscription Agreement shall have been consummated which shall include, without limitation, the amendment of the stock purchase warrant originally held by Atlantis Equities, Inc. dated September 23, 1999.

Section 5.2 Conditions to the Obligations of Cakewalk. All obligations of Cakewalk hereunder are subject, at the option of Cakewalk, to the fulfillment prior to or at the Closing of each of the following further conditions:

(a) Performance. CDBeat shall have performed and complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by CDBeat at or prior to the Closing Date.

(b) Representations and Warranties. The representations and warranties of CDBeat contained in this Agreement and in any certificate or other writing delivered by CDBeat pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time.

(c) Consideration. CDBeat shall have delivered to Cakewalk certificates representing the CDBeat Stock.

(d) Director Appointment. The Board of Directors of CDBeat shall have been expanded to two members and Robert Miller shall have been elected to fill the vacancy resulting from such expansion.

(e) CDBeat Required Consents. All CDBeat Required Consents shall have been obtained.

(f) Options. At the Closing, the only options or warrants that shall be outstanding to acquire any securities of CDBeat shall be those options or warrants described in Schedule 3.5 hereto.

(g) Conversion and Cancellation of Stock; Waiver of Severance Payments. On or prior to the Closing Date, all of the issued and outstanding
         Preferred Stock shall have been converted into Common Stock. In addition, Joel Arberman and Bryan Eggers shall have (i) surrendered 2,727,450 and 321,974 shares, respectively, of CDBeat Common Stock to CDBeat for cancellation; and (ii) waived the right to receive any severance payments under their respective employment agreements as a result of the consummation of the Contemplated Transactions.

(h) Documentation. There shall have been delivered to Cakewalk the following:

(i) A certificate, dated the Closing Date, of the Chairman of the Board, the President or Chief Financial Officer of CDBeat confirming the matters set forth in Sections 5.2(a) and (b) hereof.

(ii) A certificate, dated the Closing Date, of the Secretary or Assistant Secretary of CDBeat certifying, among other things, that attached or appended to such certificate (A) is a true and correct copy of its Certificate of Incorporation and all amendments if any thereto as of the date thereof; (B) is a true and correct copy of its By-laws as of the date thereof; (C) is a true copy of all corporate actions taken by it, including resolutions of its board of directors authorizing the execution, delivery and performance of this Agreement, and each other Transaction Document to be delivered by CDBeat pursuant hereto; and (D) are the names and signatures of its duly elected or appointed officers who are authorized to execute and deliver this Agreement and any certificate, document or other instrument in connection herewith.

(iii) Evidence of the good standing and corporate existence of CDBeat reasonably requested by Cakewalk.

(iv) Copies of all CDBeat Required Consents.

(i) Due Diligence. The continuing due diligence investigation by Cakewalk of the business, financial condition and prospects of CDBeat shall not have disclosed to Cakewalk any event, condition or matter that may reasonably be likely to result in a Material Adverse Effect of CDBeat or cast any doubt on CDBeat's ownership or right to use its Intellectual Property Rights. Without derogating from the generality of the foregoing, Cadnetics, Inc. and its employees, consultants and independent contractors shall have assigned to CDBeat any rights that they may have to CDBeat's Intellectual Property Rights.

(j) Amendment of Prudential Warrant. The Warrant to Purchase Equity Units in Cakewalk LLC dated June, 1999 held by Entertainment Finance International, LLC shall have been amended to eliminate therefrom the antidilution protection relating to additional issuances of securities or changes in the exercise price or conversion ratio of any existing securities.

(k) Employment of Robert Miller. CDBeat shall have entered into an Employment Agreement with Robert Miller, effective as of the Closing Date, in form and substance reasonably satisfactory to him under which
         (i) Mr. Miller will serve as the Chairman, President and Chief Executive Officer of CDBeat, (ii) he will receive an initial base annual salary of $200,000 subject to such increases or bonuses as the new Board of Directors of CDBeat shall authorize; (iii) he will receive such other benefits and prerequisites as shall be consistent with his positions, (iv) he will receive options to purchase, for such consideration as may be agreed upon by him and by the new Board of Directors of CDBeat, 1,955,750 shares of CDBeat Common Stock (out of 2, 932,159 stock options to be reserved for management of CDBeat), of which one-third of such options will vest upon the signing of the Employment Agreement and one-third will vest after each anniversary thereof; (v) all unvested options will immediately vest upon a change of control of CDBeat; (vi) upon a change of control, Mr. Miller will have the right to resign and (vii) if Mr. Miller resigns upon a change of control or he is removed without cause he will receive a severance benefit equal to the greater of (A) the unexpired term of the Employment Agreement or (B) twice his then annual salary plus the immediate vesting of all unvested options.

            (l) Tax Free Treatment. Neither Cakewalk nor any member of Cakewalk will be required to report any income as a result of the Contemplated Transactions.

Section 5.3 Conditions to the Obligations of CDBeat. All obligations of CDBeat hereunder are subject, at the option of CDBeat, to the fulfillment prior to or at the Closing of each of the following further conditions:

(a) Performance. Cakewalk shall have performed and complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(b) Representations and Warranties. The representations and warranties of the Cakewalk contained in this Agreement and in any certificate or other writing delivered by Cakewalk pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time.

(c) Cakewalk Required Consents. All Cakewalk Required Consents shall have been obtained.

(d) Documentation. There shall have been delivered to CDBeat the following:

(i) A certificate dated the Closing Date, of a Manager of Cakewalk, confirming the matters relating to it set forth in Sections 5.3(a) and
         (b).

(ii) A certificate, dated the Closing Date, of the Managers of Cakewalk certifying, among other things, that attached or appended to such certificate (A) is a true and correct copy of its Articles of Organization and all amendments if any thereto as of the date thereof;
         (B) is a true and correct copy of its Amended and Restated
         Operating Agreement as of the date thereof; (C) is a true copy of all actions taken by it, authorizing the execution, delivery and performance of this Agreement, and each other Transaction Document to be delivered by such party pursuant hereto; and (D) are the names and signatures of its duly elected or appointed members who are authorized to execute and deliver this Agreement and any certificate, document or other instrument in connection herewith.

(iii) Evidence of the good standing of Cakewalk reasonably requested by CDBeat.

(iv)     Copies of all Cakewalk Required Consents.

(v) Such instruments of conveyance as may be needed to convey the Assets from Cakewalk to CDBeat.

                                    ARTICLE VI

                                   TERMINATION

Section 6.1 Termination. This Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing:

(a)      By mutual written consent of Cakewalk and CDBeat;

(b) By Cakewalk if (i) there has been a material misrepresentation or breach of warranty on the part of CDBeat in the representations and warranties contained herein and such material misrepresentation or breach of warranty, if curable, is not cured within 30 days after written notice thereof from Cakewalk; (ii) CDBeat has committed a material breach of any covenant imposed upon it hereunder and fails to cure such breach within 30 days after written notice thereof from Cakewalk; or (iii) any condition to Cakewalk's obligations hereunder becomes incapable of fulfillment through no fault of Cakewalk and is not waived by Cakewalk; provided that, on the date of termination, the conditions to CDBeat's obligations hereunder specified in Section
         5.3 hereof shall have been satisfied, and Cakewalk shall be otherwise ready, willing and able to proceed with the Closing hereunder;

(c) By CDBeat, if (i) there has been a material misrepresentation or breach of warranty on the part of Cakewalk in the representations and warranties contained herein and such material misrepresentation or breach of warranty, if curable, is not cured within 30 days after written notice thereof from CDBeat; (ii) Cakewalk has committed a material breach of any covenant imposed upon it hereunder and fails to cure such breach within 30 days after written notice thereof from CDBeat; or (iii)any condition to CDBeat's obligations hereunder becomes incapable of fulfillment through no fault of CDBeat and is not waived by CDBeat; provided that, on the date of termination, the conditions to Cakewalk's obligations hereunder specified in Section 5.2 hereof shall have been satisfied, and CDBeat shall be otherwise ready, willing and able to proceed with the Closing hereunder; or

(d) By Cakewalk or by CDBeat, if there shall be any Law that makes consummation of the Contemplated Transactions illegal or otherwise prohibited, or if any Order enjoining Cakewalk or CDBeat from consummating the Contemplated Transactions is entered and such Order shall have become final and nonappealable.

            (e) By Cakewalk if the Contemplated Transactions shall not have been consummated on or before November 30, 1999.

Section 6.2 Effect of Termination; Right to Proceed. Subject to the provisions of Section 6.1 hereof, in the event that this Agreement shall be terminated pursuant to Section 6.2, all further obligations of the parties under the Agreement shall terminate without further liability of any party hereunder; provided, however, that a party shall remain liable for its breach of any of its representations, warranties or obligations under this Agreement. In the event that a condition precedent to its obligation is not met, nothing contained herein shall be deemed to require any party to terminate this Agreement, rather than to waive such condition precedent and proceed with the Contemplated Transactions.

                                   ARTICLE VII

                                  MISCELLANEOUS

Section 7.1 Notices. (a) Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally by hand or by recognized overnight courier, telecopied or mailed (by registered or certified mail, postage prepaid) as follows:

(i)   If to CDBeat, one copy to:

                              CDBeat.com, Inc.
                              Bedford Towers
                              444 Bedford Street, Suite 8S
                              Stamford, Connecticut
                              Telecopier: (203) 602-9995
                              Attn: Joel Arberman, President

                              with a copy to:

                              Squadron Ellenoff Plesent & Sheinfeld
                              551 Fifth Avenue
                              New York, New York, 10176
                              Telecopier (212) 697-6686
                              Attention: Kenneth R. Koch, Esq.

(ii) If to Cakewalk, one copy to:

                              Cakewalk LLC.
                              250 West 57th Street, Suite 720
                              New York, New York 10107
                              Telecopier: (212) 265-1067
                              Attn: Robert Miller, President
                              with a copy to:

                              Baer Marks & Upham LLP
                              805 Third Avenue
                              New York, New York  10022
                              Telecopier: (212) 702-5941
                              Attn: Ivan W. Dreyer, Esq.

(b) Each such notice or other communication shall be effective (i) if given by telecopier, when such telecopy is transmitted to the telecopier number specified in Section 7.1(a) (with confirmation of transmission) or (ii) if given by any other means, when delivered at the address specified in Section 7.1(a). Any party by notice given in accordance with this Section 7.1 to the other party may designate another address (or telecopier number) or person for receipt of notices hereunder. Notices by a party may be given by counsel to such party.

Section 7.2 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the collateral agreements executed in connection with the consummation of the Contemplated Transactions contain the entire agreement among the parties with respect to the subject matter hereof and related transactions and supersede all prior agreements, written or oral, with respect thereto.

Section 7.3 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, cancelled, renewed or extended only by a written instrument signed by Cakewalk and CDBeat. The provisions hereof may be waived in writing by the party to be charged therewith. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

Section 7.4 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws rules thereof.

Section 7.5 Binding Effect; No Assignment. This Agreement and all of its provisions, rights and obligations shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs and legal representatives. This Agreement may not be assigned (including by operation of Law) by a party without the express written consent of CDBeat (in the case of assignment by Cakewalk) or Cakewalk (in the case of assignment by CDBeat) and any purported assignment, unless so consented to, shall be void and without effect. Nothing herein express or implied is intended or shall be construed to confer upon or to give anyone other than the parties hereto and their respective heirs, legal representatives and successors any rights or benefits under or by reason of this Agreement and no other party shall have any right to enforce any of the provisions of this Agreement.

Section 7.6 Exhibits. All Exhibits and Schedules attached hereto are hereby incorporated by reference into, and made a part of, this Agreement.

Section 7.7 Severability. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, but this
         Agreement shall be construed as if such illegal, invalid or unenforceable provision had never been included herein.

Section 7.8 Counterparts. The Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

Section 7.9 Third Parties. Except as specifically set forth or referred to herein, nothing herein express or implied is intended or shall be construed to confer upon or give to any person other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement or the Contemplated Transactions.

Section 7.10 Title and Risk of Loss. Legal title, equitable title and risk of loss with respect to the Assets and rights to be transferred hereunder shall not pass to CDBeat until the Assets or rights are transferred at the Closing hereunder.

Section 7.11 Survival. None of the representations or warranties contained in this Agreement shall survive the Closing of the Contemplated Transactions.

                                  ARTICLE VIII

                                   DEFINITIONS

Section 8.1 Definitions. (a) The following terms, as used herein, have the following meanings:

      "Acquisition Proposal" shall mean any proposal for the acquisition of, or merger or other business combination involving CDBeat or Cakewalk or the sale of any controlling equity interest in, CDBeat or Cakewalk, other than the transactions contemplated by this Agreement.

      "Affiliate" of any person shall mean any other person directly or indirectly through one or more intermediary persons, controlling, controlled by or under common control with such person.

      "Agreement" or "this Agreement" shall mean, and the words "herein," "hereof" and "hereunder" and words of similar import shall refer to, this agreement as it from time to time may be amended.

      The term "audit" or "audited" when used in regard to financial statements shall mean an examination of the financial statements by a firm of independent certified public accountants in accordance with generally accepted auditing standards for the purpose of expressing an opinion thereon.

      "Certificate of Incorporation" shall mean, in the case of any corporation, the certificate of incorporation, articles of incorporation or charter of a corporation, howsoever denominated under the laws of the jurisdiction of its incorporation.

      "Code" shall mean the Internal Revenue Code of 1986, as amended.

      "Contract" shall mean any contract, agreement, indenture, note, bond, lease, conditional sale contract, mortgage, license, franchise, instrument, commitment or other binding arrangement, whether written or oral, and all modifications and amendments thereto and substitutions thereof.

      The term "control," with respect to any person, shall mean the power to direct the management and policies of such person, directly or indirectly, by or through stock ownership, agency or otherwise, or pursuant to or in connection with an agreement, arrangement or understanding (written or oral) with one or more other persons by or through stock ownership, agency or otherwise; and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing.

      "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

      "GAAP" shall mean generally accepted accounting principles in effect on the date hereof as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States.

      "Intellectual Property Rights" shall mean all patents, patent applications, trade names, trademarks, copyrights, servicemarks, trademark and servicemark registrations and applications, trade secrets, formulae and specifications and technical know-how, whether currently being used or under development, including engineering and other drawings, data, design and specifications, product literature and related materials, in each case whether owned or licensed.

       "IRS" shall mean the Internal Revenue Service.

      "Liability" shall mean any direct or indirect indebtedness, liability, assessment, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, actual or potential, contingent or otherwise (including any liability under any guaranties, letters of credit, performance credits or with respect to insurance loss accruals).

      "Lien" shall mean, with respect to any asset, any mortgage, lien (including mechanics, warehousemen, laborers and landlords liens), claim, pledge, charge, security interest, preemptive right, right of first refusal, option, judgment, title defect, or encumbrance of any kind in respect of or affecting such asset.

      The term "person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity, including a government or political subdivision or an agency or instrumentality thereof.

      "Subsidiary" of Cakewalk or CDBeat shall mean any person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly through one or more intermediaries, or both, by Cakewalk or CDBeat.

      "Material Adverse Effect" with reference to a person shall mean a material adverse effect on the business, properties or financial condition of such person and its subsidiaries taken as whole.

      "Tax" (including, with correlative meaning, the terms "Taxes" and "Taxable") shall mean (i)(A) any net income, gross income, gross receipts, sales, use, ad valorem, transfer, transfer gains, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, rent, recording, occupation, premium, real or personal property, intangibles, environmental or windfall profits tax, alternative or add-on minimum tax, customs duty or other tax, fee, duty, levy, impost, assessment or charge of any kind whatsoever (including but not limited to taxes assessed to real property and water and sewer rents relating thereto), together with (B) any interest, penalty, addition to tax, fine or other additional amount imposed thereon or with respect thereto by any Governmental Body (domestic or foreign) (a "Tax Authority") responsible for the imposition of any such tax and interest in respect of such penalties, additions to tax, fines or additional amounts, in each case, with respect to Cakewalk, CDBeat, the Business or the Assets (or the transfer thereof); (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of Cakewalk or CDBeat being a member of an affiliated or combined group with any other corporation at any time on or prior to the Closing Date and (iii) any liability of Cakewalk or CDBeat for the payment of any amounts of the type described in the immediately preceding clause
(i) as a result of a contractual obligation to indemnify any other person.

      "Tax  Return"  shall  mean any  return  or  report  (including  elections,
declarations,   disclosures,   schedules,  estimates  and  information  returns)
required to be supplied to any Tax Authority.

      "Transaction Documents" shall mean, collectively, this Agreement, and each of the other agreements and instruments to be executed and delivered by all or some of the parties hereto in connection with the consummation of the transactions contemplated hereby.

(b) The following terms are defined in the following sections of this Agreement:

Term                                             Section
----                                             -------
Annual Statements                                2.5
Assets                                           1.1(a)
Assumed Liabilities                              1.2(a)
Dylan                                            Recital
Dylan Subscription Agreement                     Recital
Audited Statements                               2.5
Business                                         Recital
Cakewalk                                         Recital
CDBeat                                           Recital
CDBeat Required Consents                         3.2
CDBeat Stock                                     Recital
Claims                                           2.9
Closing                                          1.4
Closing Date                                     1.4
Common Stock                                     3.5
Contemplated Transactions                        2.1
Excluded Assets                                  1.1(b)
Financial Statements                             2.5
Governmental Bodies                              2.10
Laws                                             2.10
New Board Members                                4.9
Orders                                           2.10
Permits                                          1.1(a)
Permitted Liens                                  2.7
Preferred Stock                                  3.5
Representatives                                  4.2
SEC Documents                                    3.7

Section 8.2 Interpretation. Unless the context otherwise requires, the terms defined in Section 8.1 shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein. All accounting terms defined in Section 8.1, and those accounting terms used in this Agreement not defined in Section 8.1, except as otherwise expressly provided herein, shall have the meanings customarily given thereto in accordance with GAAP. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

      IN WITNESS WHEREOF, the undersigned have executed this Contribution Agreement as of the date set forth above.
                                    CAKEWALK LLC


                              By: /s/ Robert Miller
                                  Robert Miller
                                    President


                                CDBEAT.COM, INC.


                              By: /s/ Joel Arberman
                                  Joel Arberman
                                    President

EXHIBIT A


                          CAKEWALK MEMBERSHIP INTEREST
                             SUBSCRIPTION AGREEMENT


      CAKEWALK MEMBERSHIP INTEREST SUBSCRIPTION AGREEMENT (the "Agreement"), dated as of October 29, 1999 by and between DYLAN LLC, a Delaware limited liability company ("Dylan"), and CAKEWALK LLC, a Delaware limited liability company ("Cakewalk"):

                              W I T N E S S E T H:


      WHEREAS, Atlantis Equities, Inc., a Delaware corporation and an affiliate of Dylan, is the holder of a stock purchase warrant, dated September 23, 1999 (the "Atlantis Warrant"), issued by CDBeat.com, Inc., a Delaware corporation ("CDBeat"), pursuant to which Atlantis has the right to purchase eighty (80%) percent of the issued and outstanding voting shares of the common stock, par value $.001 (the "CDBeat Stock"), of CDBeat; and

      WHEREAS, Cakewalk has entered into that certain contribution agreement, dated the date hereof, with CDBeat (the "Contribution Agreement"), pursuant to which Cakewalk has agreed to contribute and assign to CDBeat substantially all of the assets of Cakewalk in exchange for 90% of the CDBeat stock in a transaction intended to qualify under ss. 351 of the Internal Revenue Code of 1986, as amended (the "Code");

      WHEREAS, Dylan desires to acquire and Cakewalk desires to sell to Dylan a membership interest (the "Membership Interest") in Cakewalk consisting of Class A Units, as that term is defined in the Amended and Restated Operating Agreement (the "Operating Agreement") of Cakewalk dated as of February 13, 1998, a copy of which has been reviewed by Dylan;

      NOW, THEREFORE, in consideration of the premises and the respective mutual agreements, covenants, representations and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties agree as follows:

1. Purchase and Sale of Membership Interest. Subject to all of the terms and conditions of this Agreement, Cakewalk agrees to sell, transfer and deliver to Dylan the Membership Interest and Dylan agrees to purchase, acquire and accept from Cakewalk, the Membership Interest at the Closing (as hereinafter defined), free and clear of all liens, pledges and encumbrances.

2. Consideration. The purchase price (the "Purchase Price") for the Membership Interest shall be $900,000, payable on the Closing Date by wire transfer of immediately available funds to an account designated by Cakewalk.

3. Closing. The closing ("Closing") shall take place at the offices of Baer Marks & Upham LLP, 805 Third Avenue, New York, New York 10022 at 10:00 a.m. local time on the date on which the closing under the Contribution Agreement occurs, or at such other date, time or place as the parties may agree (the "Closing Date").

4. Admission of Dylan as Member; Amendment of Operating Agreement; Use of Subscription Funds.

(a) At the Closing, the Atlantis Warrant will be transferred to Dylan and Dylan will be admitted as a Member of Cakewalk holding a Class A Unit pursuant to an amendment to the Operating Agreement (the "Amendment") under which:

(i) The Membership Interest will entitle Dylan to be allocated and thereafter to receive a distribution, immediately following a closing under the Contribution Agreement, of 7,819,092 shares of CDBeat Stock;

(ii) The current members of Cakewalk (the "Existing Members") will agree that gain ("Gain") recognized by Cakewalk, if any, as a result of the transactions contemplated by this Agreement and the Contribution Agreement will be allocated to the Existing Members and not to Dylan;

            Cakewalk acknowledges and agrees that, at the Closing, the Atlantis Warrant will be amended to (A) eliminate the right of Dylan to acquire 7,819,092 shares of CDBeat Stock; (B) require Dylan to pay CDBeat $100,000 on or prior to the Closing to acquire 762,064 options from CDBeat exercisable at $2.50 each until December 31, 2000 and (C) retain the registration rights reflected therein with respect to all securities of CDBeat owned by Dylan, it being understood by Dylan that all principal stockholders of CDBeat will be entitled to substantially similar registration rights; and

            Dylan will agree to be bound by and observe all the terms of the Operating Agreement.

(b) Cakewalk hereby agrees to indemnify and hold Atlantis, Dylan and the members of Dylan harmless from and against any cost, damages or loss (including reasonable accounting and legal fees) as a result of any Gain that may be allocated to it by Cakewalk, and any taxable income relating to the amendment (but not the assignment, transfer, or other disposition) of the Atlantis Warrant, the acquisition of the Membership Interest or the distribution of the CDBeat Stock to Dylan, notwithstanding the provisions of Section 4(a)(ii) hereof.

(c) Cakewalk agrees to contribute the proceeds of the Purchase Price to CDBeat pursuant to the Contribution Agreement.

5. Representations and Warranties of Cakewalk. Cakewalk represents and warrants to Dylan as follows:

(a) Due Execution. Cakewalk has full power, capacity and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (the "Contemplated Transactions"). This Agreement has been duly and validly executed and delivered by Cakewalk and constitutes the valid and binding agreement of Cakewalk, enforceable against Cakewalk in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

(b) No Conflicts. The execution and delivery of this Agreement, the consummation of the templated Transactions and the fulfillment of the terms thereof will not (i) violate any provision of the Certificate of Formation or the Operating Agreement of Cakewalk (the "Cakewalk Organizational Documents"); (ii) constitute a breach of or result in a termination or modification of, or constitute a default under, or conflict with or cause any acceleration of any obligation under, or permit any other party to modify or terminate, any agreement or other instrument relating to Cakewalk; or (iii) violate any judgment, decree, order or award of any court, governmental body or arbitrator relating to Cakewalk.

(c) Consents. Except for any filings that may be necessary under applicable securities laws, no consent, approval or authorization of, or registration or filing with, any governmental authority or other regulatory agency or any other person is required to be made by Cakewalk in connection with the execution or delivery of this Agreement or the consummation of the Contemplated Transactions.

6. Representations and Warranties of Dylan. Dylan represents and warrants to Cakewalk as follows:

(a) Due Execution. Dylan has full power, capacity and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Dylan and constitutes the valid and binding agreement of Dylan, enforceable against Dylan in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

(b) No Conflicts. The execution and delivery of this Agreement, the consummation of the Contemplated Transactions and the fulfillment of the terms thereof will not (i) violate any provision of the Certificate of Incorporation or By-laws of Dylan; (ii) constitute a breach of or result in a termination or modification of, or constitute a default under, or conflict with or cause any acceleration of any obligation under, or permit any other party to modify or terminate, any agreement or other instrument relating to Dylan; or
         (iii) violate any judgment, decree, order or award of any court, governmental body or arbitrator relating to Dylan.

(c) Consents. Except for any filings that may be necessary under applicable securities laws, no consent, approval or authorization of, or registration or filing with, any governmental authority or other regulatory agency or any other person is required to be made by Dylan in connection with the execution or delivery of this Agreement or the consummation of the Contemplated Transactions.

(d) Investment Intention. Dylan is acquiring the Membership Interest for its own account and not with a present intention to make any sale, disposition, distribution or other transfer of the Membership Interest in a manner that would be in violation of any applicable securities laws.

(e) Investigation by Dylan. Dylan has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the subscription for the Membership Interest contemplated hereby and it is able to bear the economic risk of such subscription for an indefinite period of time. It has been furnished access to such information and documents as it has requested and has been afforded an opportunity to ask questions of and receive answers from representatives of Cakewalk concerning the terms and conditions of this Agreement and the subscription for the Membership Interest contemplated hereby.

7. Notices of Certain Events. Each of Cakewalk and Dylan shall promptly notify the other of:

(a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Contemplated Transactions;

(b) any notice or other communication from any governmental body in connection with the Contemplated Transactions; and

(c) any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of any representation or warranty, whether made as of the date hereof or as of the Closing Date, or that would constitute a violation or breach of any covenant of any party contained in this Agreement.

8. Public Announcements. Cakewalk and Dylan will consult with each other before issuing any press release or otherwise making any public statement with respect to the Contemplated Transactions, and will not issue any such press release or make any such public statement without the prior approval of the other party, except as may be required by applicable law in which event the other party shall have the right to review and comment upon any such press release or public statement prior to its issuance.

9. Expenses. Cakewalk agrees to bear and pay for all of its own and Dylan's and Atlantis's expenses in connection with the preparation, execution and delivery of this Agreement and the Contemplated Transactions including the expenses incurred by Atlantis and Dylan in connection with obtaining and amending the Atlantis Warrant and preparing the related reports on Schedule 13D, Securities and Exchange Commission Forms 3 and 4 and any amendments thereto.

10. Board Representation. If, following the closing, the Board of Directors of CDBeat (the "CDBeat Board") is expanded to seven members, Dylan shall have the right to designate two representatives out of seven to the CDBeat Board, and must consent to any expansion of the CDBeat Board. The parties agree to cause CDBeat promptly to obtain D&O insurance with a minimum of $3 million of coverage, and use its best efforts to obtain $5 million of such coverage in the near future. CDBeat Board members designated by Dylan shall be entitled to receive the same compensation (stock options, fees, etc.) as are received by other non-management CDBeat Board members. By signing this Agreement where indicated below, Robert Miller agrees to vote all shares beneficially owned by him in favor of the election of the Dylan designees, and Dylan agrees to vote all shares owned by it in favor of the election of Robert Miller or his designee.

11. Mutual Conditions. The obligations of the parties hereunder are subject to the fulfillment of each of the following conditions: (a) Closing Under the Contribution Agreement. The closing under the Contribution
         Agreement shall occur concurrently with the closing hereunder.

(b) Amendment. Dylan and the Existing Members shall have entered into the Amendment and such Amendment shall be in form and substance reasonably satisfactory to Cakewalk and Dylan.

(c) No Injunction. No injunction, judgment or order, nor any provision of any applicable law, statute, code, ordinance, rule, regulation or other requirement of any governmental body, shall prohibit the consummation of the Contemplated Transactions.

12. Conditions to the Obligations of Cakewalk. All obligations of Cakewalk hereunder are subject to the fulfillment of each of the following conditions:

(a) Performance. Dylan shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date.

(b) Representations and Warranties. The representations and warranties of Dylan contained in this Agreement and in any certificate or other writing delivered by Dylan pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time.

(c) Purchase Price. In accordance with the provisions of Section 2 hereof, Dylan shall have paid the Purchase Price by wire transfer of immediately available funds to Cakewalk (or in such other manner acceptable to Cakewalk).

(d) Amendment of Warrant. The Atlantis Warrant shall be amended as contemplated by the provisions of Section 4(a)(iii) and such amendment shall be in form and substance reasonably satisfactory to Dylan.

13. Conditions to the Obligations of Dylan. All obligations of Dylan hereunder are subject, at its option, to the fulfillment of each of the following conditions:

(a) Performance. Cakewalk shall have performed in all material respects all of its obligations hereunder required by it at or prior to the Closing Date.

(b) Representations and Warranties. The representations and warranties of Cakewalk contained in this Agreement and in any certificate or other writing delivered by Cakewalk pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time.

(c) Engagement of Atlantis. At the Closing, CDBeat shall have confirmed the retention of Atlantis as its exclusive financial advisor pursuant to the letter agreement dated the date hereof between Atlantis and Cakewalk.

(d) Material Changes. No amendment shall have occurred, without the prior consent of Dylan, in the Cakewalk Organizational Documents, the Certificate of Incorporation or By-Laws of CDBeat, or the Contribution Agreement.

14. Termination. If the Contribution Agreement is terminated, this Agreement shall be terminated concurrently therewith.

15.   Miscellaneous

(a) Captions. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

(b) Cooperation. Subject to the terms and conditions herein provided, each of the parties hereto shall use its diligent efforts to take, or cause to be taken, such action, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments and to do, or cause to be done, all things necessary, proper or advisable under the provisions of this Agreement and under applicable law, to effectuate the purpose of this Agreement.

(c) Notices. (i) Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally by hand, telecopied, or mailed, certified or registered, return receipt requested, postage prepaid as follows:

                        if to Dylan, to:

                        Dylan LLC
                        750 Lexington Avenue, 23rd Floor
                        New York, NY 10022
                        Telecopier: (212) 750-6667
                        with a copy to:

                        Squadron Ellenoff Plesent & Sheinfeld
                        551 Fifth Avenue
                        New York, NY 10176
                        Telecopier: (212) 697-6686
                        Attention:  Kenneth R. Koch, Esq.

                        if to Cakewalk, to:

                        Cakewalk LLC
                        250 West 57th Street, Suite 720
                        New York, New York  10107
                        Attention:  Robert Miller, President
                        Telecopier: (212) 265-1667

                        with a copy to:

                        Baer Marks & Upham LLP
                        805 Third Avenue
                        New York, New York  10022-7513
                        Telecopier: (212) 702-5941
                        Attention:  Ivan W. Dreyer, Esq.

(ii) Each notice or other communication shall be deemed given (A) on the date of delivery if delivered by messenger, overnight courier or other similar personal delivery; (B) on the date of transmission, if transmitted by telecopier; or (C) three days after the date of deposit in the mails, if mailed by certified or registered mail, return receipt requested.

(iii) Any party, by notice given in accordance with this Section to the other parties, may designate another address (or telecopier number) or person for receipt of notices hereunder. Notices by a party may be given by counsel to such party.

(d) Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements or undertakings, written or oral, of any nature whatsoever.

(e) Amendments. This Agreement may not be amended nor shall any waiver, change, modification, consent or discharge be effected except by an instrument in writing executed by or on behalf of the party seeking or against whom enforcement of any amendment, waiver, change, modification, consent or discharge is sought.

(f) No Waiver. Any failure or delay on the part of a party in exercising any power or right hereunder shall not operate as a waiver thereof, nor shall any single or partial exercise of any such right or power preclude any other or further exercise thereof or the exercise of any other right or power hereunder or otherwise available in law or in equity. Any waiver of any default hereunder shall not be effective unless in writing.

(g) Severability. If any provisions of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such illegal, invalid or unenforceable provision had never been herein.

(h) Governing Law. This agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state.

(i) Binding Effect. This Agreement and all of its provisions, rights and obligations shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing herein express or implied is intended or shall be construed to confer upon or give anyone other than the parties hereto and their respective successors and permitted assigns any rights or benefits under of by reason of this Agreement.

(j) Counterparts. The Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

      IN WITNESS WHEREOF, the parties hereto have executed this Cakewalk Membership Interest Subscription Agreement as of the date set forth above.

                                    CAKEWALK LLC


                                    By:/s/ Robert Miller
                                       Robert Miller
                                       President


                                    DYLAN LLC


                                    By:/s/ Nancy Ellin
                                       Nancy Ellin
                                       Chairman


The undersigned are signing this Agreement  solely to agree to the provisions of
Section 10 hereof.

/s/ Robert Miller
Robert Miller


DYLAN LLC

By: /s/ Nancy Ellin
      Nancy Ellin
      Chairman

      AMENDMENT AGREEMENT (the "Agreement"), dated as of November 16, 1999 by and among ATLANTIS EQUITIES, INC., a New York corporation ("Atlantis"), DYLAN LLC, a Delaware limited liability company ("Dylan"), CDBEAT.COM, INC., a Delaware corporation ("CDBeat"), CAKEWALK LLC, a Delaware limited liability company ("Cakewalk") and 32 RECORDS LLC, a Delaware limited liability company ("32 Records").

                              W I T N E S S E T H:


      WHEREAS, Atlantis is the holder of a stock purchase warrant, dated September 23, 1999 (the "Atlantis Warrant"), issued by CDBeat, pursuant to which Atlantis has the right to purchase (i) eighty (80%) percent of the issued and outstanding voting shares of the common stock, par value $.001 per share (the "CDBeat Stock"), of CDBeat, and (ii) options exercisable for 762,064 shares of CDBeat Stock; and
      WHEREAS, Cakewalk has entered into that certain contribution agreement, dated as of October 29, 1999, with CDBeat (the "Contribution Agreement"), pursuant to which Cakewalk has agreed to contribute and assign to CDBeat substantially all of the assets of Cakewalk in exchange for 90% of the CDBeat stock in a transaction intended to qualify under ss. 351 of the Internal Revenue Code of 1986, as amended (the "Code");
      WHEREAS, Dylan, an affiliate of Atlantis, has entered into that certain subscription agreement, dated as of October 29, 1999, with Cakewalk (the "Dylan Subscription Agreement"), pursuant to which Dylan has subscribed for a membership interest in Cakewalk;
            WHEREAS, in lieu of CDBeat directly acquiring the Assets of Cakewalk and assuming substantially all of its Liabilities, CDBeat wishes to have 32 Records, a limited liability company wholly owned by CDBeat, acquire such Assets and assume such Liabilities;

      WHEREAS, Cakewalk and Dylan desire to cancel the Subscription Agreement and terminate their respective rights and obligations thereunder; and
      WHEREAS, Atlantis desires to transfer the portion of the Atlantis Warrant, as amended (as set forth in Section 1, hereto) to Dylan, and Dylan desires to exercise such portion;
      WHEREAS, Atlantis desires to exercise the balance of the Atlantis Warrant, as amended; and
      WHEREAS, Cakewalk, 32 Records, Atlantis and Dylan agree that the acquisition of CDBeat Stock in exchange for the Assets of Cakewalk pursuant to the terms and conditions of the Contribution Agreement, as amended hereby, shall occur simultaneously at the Closing and immediately after such Closing, Cakewalk, Atlantis and Dylan will own in the aggregate approximately 89.20% percent of the CDBeat Stock;
      NOW, THEREFORE, in consideration of the premises and the respective mutual agreements, covenants, representations and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties agree as follows:

16. Amendment and Exercise of Atlantis Warrant. Concurrently with the closing of the transactions contemplated by the Contribution Agreement (the "Closing"), the Atlantis Warrant will be amended and split into two warrants, one of which will be assigned to Dylan and will require Dylan to pay to CDBeat
$900,000 for 7,037,183 shares of CDBeat Stock issuable upon exercise of such warrant (the "Dylan Stock"), and the other of which will be retained by Atlantis and will require Atlantis to pay to CDBeat $100,000 to acquire 781,909 shares of CDBeat Stock (the "Atlantis Stock") and 762,064 options from CDBeat which shall be exercisable at $2.50 each until December 31, 2000 (the "Options"). At the Closing, CDBeat shall deliver to Dylan certificates representing the Dylan Stock and shall deliver to Atlantis certificates representing the Atlantis Stock.

17. Cancellation of Subscription Agreement. The Subscription Agreement is hereby terminated and shall be of no further force and effect.

18. Modification of Contribution Agreement. The Contribution Agreement is hereby modified as follows:

(a) The text of the second recital shall be deleted and replaced with the following: "Cakewalk desires to contribute and assign to 32 Records LLC, a wholly owned limited liability company of CDBeat ("32 Records"), and 32 Records desires to acquire from Cakewalk, substantially all of the assets and liabilities relating to the Business in exchange for the issuance to Cakewalk of approximately 46% of the issued and outstanding voting shares of the common stock, par value $.001, of CDBeat (the "CDBeat Stock") in a transaction, which in conjunction with the concurrent acquisition of CDBeat Stock by Dylan and Atlantis is, intended to qualify underss. 351 of the Code, upon and subject to the terms and conditions thereinafter set forth".

(b) The text of the third recital shall be deleted and replaced with the following: "Atlantis Equities, Inc., a Delaware corporation ("Atlantis"), is the holder of a stock purchase warrant, dated September 23, 1999 (the "Atlantis Warrant"), issued by CDBeat.com, Inc., a Delaware corporation ("CDBeat"), pursuant to which Atlantis has the right to purchase (i) eighty (80%) percent of the issued and outstanding voting shares of the common stock, par value $.001 per share (the "CDBeat Stock"), of CDBeat, and (ii) options exercisable for 762,064 shares of CDBeat Stock";

(c) The words "including, without limitation, the moneys received by Cakewalk from Dylan under the Dylan Subscription Agreement" contained in Section 1.1 (a) (ix) shall be deleted;

(d)      The  first  paragraph  of  Section  1.1 (a) shall be  amended  to read:
         "Subject to Section 1.1(b) hereof and to the other terms and conditions of this Agreement, at the Closing (as hereinafter defined), Cakewalk will contribute, assign, transfer and convey to 32 Records, free and clear of all Liens (other than Permitted Liens), and 32 Records shall acquire from Cakewalk, all of the tangible and intangible assets used, held for use or useful in the Business (collectively, the "Assets") including:";

(e)      Section 1.1(a)(ii) is deleted in its entirety;

(f) Section 1.1(b) shall be modified to add the following after the words "including, without limitation": "all of the capital stock of Cakewalk Productions, Inc. and Cakewalk Productions II, Inc., each of which is in the process of being dissolved";

(g) The first paragraph of Section 1.2 (a) shall be amended to read: "At the Closing, 32 Records shall assume all liabilities and obligations (including contingent liabilities and obligations) of Cakewalk pertaining to or arising out of the ownership of the Assets and the operation of the Business, whether incurred or existing on or prior to the Closing Date or arising thereafter, including, but not limited to:";

(h)      Section 1.2 (a)(vii) is deleted in its entirety;

(i) The text of Section 1.2 (b) shall be deleted in its entirety and replaced with the following: "Notwithstanding the provisions of Section 1.2(a), except as set forth in (vii), above, 32 Records shall not assume, and Cakewalk shall retain, any income Tax Liability of Cakewalk, nor shall 32 Records assume or guaranty any liability or obligation of Cakewalk BRE LLC.";

(j) The text of Section 1.3 shall be deleted in its entirety and replaced with the following: "In consideration for the contribution, assignment, transfer and conveyance by Cakewalk to 32 Records of the Assets, at the Closing, CDBeat shall issue to Cakewalk 8,307,785 shares of CDBeat Stock, being such number of shares of CDBeat Stock as shall equal, after giving effect to such issuance, the conversion of CDBeat's outstanding shares of Preferred Stock and the cancellation of certain other shares all as hereinafter described, approximately 46% of the issued and outstanding common stock of CDBeat.";

(k) Section 3.3 shall be modified to add the following: "32 Records is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.";

(l) The second and third sentences of Section 3.5 shall be deleted in their entirety and replaced with the following: "As of the date hereof, the issued and outstanding capital stock of CDBeat consists of (A) 4,504,197 shares of Common Stock, and (B) 50,000 shares of "Series C" Preferred Stock. There are currently no shares of "Series A" Preferred Stock or "Series B" Preferred Stock issued and outstanding.";

(m) The text of Section 5.1(c) is deleted in its entirety and shall be replaced with the following: "Exercise of Atlantis Warrant. Concurrently with the Closing, in connection with the exercise by Dylan of a portion of the Atlantis Warrant, Dylan shall have paid $900,000 to CDBeat and shall have received 7,037,183 shares of

         CDBeat Stock, and in connection with the exercise by Atlantis of a portion of the Atlantis Warrant, Atlantis shall have paid $100,000 and received 781,909 shares of CDBeat Stock and 762,064 options from CDBeat exercisable at $2.50 each until December 31, 2000.";

(n) Section 5.3 (d) (v) is deleted in its entirety and shall be replaced with the following: "Such instruments of conveyance as may be needed to convey the Assets from Cakewalk to 32 Records"; and

(o) The reference to the definition of the "Dylan Subscription Agreement" contained in Section 8.1 (b) shall be deleted in its entirety.

19. Post-Closing Capitalization of CDBeat. The parties agree that after giving effect to the transactions contemplated by the Amendment Agreement as amended hereby, CDBeat's outstanding shares of Common Stock, options and warrants shall be held as reflected on Schedule A hereto with such schedule also reflecting the shares of Common Stock currently planned to be reserved for senior management of CDBeat.

20. Confirmation of Engagement. Concurrently with the Closing, CDBeat shall assume all obligations of Cakewalk pursuant to the Engagement Letter dated as of October 29, 1999 between Atlantis and Cakewalk.

21. Reaffirmation. Except as expressly modified herein, all other terms and conditions contained in the Contribution Agreement are the same and shall remain in full force and effect. Any capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Contribution Agreement.

22. Expenses. Cakewalk agrees to bear and pay for all of its own and Dylan's and Atlantis's expenses in connection with the preparation, execution and delivery of this Agreement and the Contemplated Transactions including the expenses incurred by Atlantis and Dylan in connection with obtaining and amending the Atlantis Warrant and preparing the related reports on Schedule 13D, Securities and Exchange Commission Forms 3 and 4 and any amendments thereto.

23.   Miscellaneous

(a) Captions. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

(b) Cooperation. Subject to the terms and conditions herein provided, each of the parties hereto shall use its diligent efforts to take, or cause to be taken, such action, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments and to do, or cause to be done, all things necessary, proper or advisable under the provisions of this Agreement and under applicable law, to effectuate the purpose of this Agreement.

(c) Notices. (i) Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally by hand, telecopied, or mailed, certified or registered, return receipt requested, postage prepaid as follows:


                        if to Atlantis or to Dylan, to:

                        Atlantis Equities, Inc.
                        750 Lexington Avenue, 23rd Floor
                        New York, NY 10022
                        Telecopier: (212) 750-6667
                        Attention: Nancy Ellin, President

                        with a copy to:

                        Squadron Ellenoff Plesent & Sheinfeld
                        551 Fifth Avenue
                        New York, NY 10176
                        Telecopier: (212) 697-6686
                        Attention:  Kenneth R. Koch, Esq.


                  If to CDBeat or 32 Records, one copy to:
                        CDBeat.com, Inc.
                        Bedford Towers
                        444 Bedford Street, Suite 8S
                        Stamford, Connecticut
                        Telecopier:  (203) 602-9995
                        Attn: Joel Arberman, President


                        with a copy to:

                        Squadron Ellenoff Plesent & Sheinfeld
                        551 Fifth Avenue
                        New York, NY 10176
                        Telecopier: (212) 697-6686
                        Attention:  Kenneth R. Koch, Esq.

                        if to Cakewalk, to:

                        Cakewalk LLC
                        250 West 57th Street, Suite 620
                        New York, New York  10107
                        Attention:  Robert Miller, President
                        Telecopier: (212) 265-1667
                        with a copy to:

                        Baer Marks & Upham LLP
                        805 Third Avenue
                        New York, New York  10022-7513
                        Telecopier: (212) 702-5941
                        Attention:  Ivan W. Dreyer, Esq.

(ii) Each notice or other communication shall be deemed given (A) on the date of delivery if delivered by messenger, overnight courier or other similar personal delivery; (B) on the date of transmission, if transmitted by telecopier; or (C) three days after the date of deposit in the mails, if mailed by certified or registered mail, return receipt requested.

(iii) Any party, by notice given in accordance with this Section to the other parties, may designate another address (or telecopier number) or person for receipt of notices hereunder. Notices by a party may be given by counsel to such party.

(d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state.

(e) Binding Effect. This Agreement and all of its provisions, rights and obligations shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing herein express or implied is intended or shall be construed to confer upon or give anyone other than the parties hereto and their respective successors and permitted assigns any rights or benefits under of by reason of this Agreement.

(f) Counterparts. The Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.






         [SIGNATURES APPEAR ON THE FOLLOWING PAGE]

      IN WITNESS WHEREOF, the parties hereto have executed this Amendment Agreement as of the date set forth above.

                                    CAKEWALK LLC


                                    By:
                               Name: Robert Miller
                               Title:   President


                             ATLANTIS EQUITIES, INC


                                    By:
                                Name: Nancy Ellin
                                Title:   President



                                    DYLAN LLC


                                    By:
                                Name: Nancy Ellin
                                Title:   President


                                CDBEAT.COM, INC.


                                    By:
                                 Name:   Joel Arberman
                                 Title:     President

                                    32 RECORDS LLC

                              By: CDBeat.com, Inc.

                                By:______________
                                      Name:
                                     Title:

                                CDBEAT.COM, INC.


                              SHARES
                          OUTSTANDING AS
          NAME              OF CLOSING       WARRANTS      OPTIONS          TOTAL
CdBeat (including          1,954,773          ------       190,516        2,145,289
Arberman, Eggers &
public)
Dylan/Atlantis             7,819,092         -------       762,064        8,581,156
Cakewalk
   Lazard Group            3,751,358         -------       -------        3,751,358
   Bank Boston             2,134,499         -------       -------        2,134,499
   R. Miller               1,554,731         -------     1,955,750        3,510,481
   J. Dorn                   612,332         -------       -------          612,332
   Signet/MCG                254,865         -------       -------          254,865
                             -------
                           8,307,785
EFI                      -----------        1,466,080      -------        1,466,080
Cliff Berger             -----------        ----------     293,215          293,215
                         -----------        ----------     -------          -------
   Total                  18,081,650        1,466,080    3,201,545       22,749,275



                                VOTING AGREEMENT


  VOTING AGREEMENT, ("Agreement") dated as of November 16, 1999 by and between ROBERT MILLER ("Miller") and DYLAN LLC ("Dylan").


                               w i t n e s s e t h

  WHEREAS, Cakewalk LLC ("Cakewalk") has entered into that certain Contribution Agreement, dated as of October 29, 1999 (the "Contribution Agreement") with CDBeat.com, Inc. ("CDBeat"), pursuant to which Cakewalk has agreed to contribute and assign to CDBeat substantially all of the assets of Cakewalk in exchange for 90% shares of the common stock of CDBeat; and

  WHEREAS, upon the closing of the transactions contemplated by the Contribution Agreement (the "Closing"), Miller shall be elected to the Board of Directors of CDBeat;

  WHEREAS, Dylan has entered into that certain Amendment Agreement, dated as of November __, 1999, among and Atlantis Equities, Inc., an affiliate of Dylan ("Atlantis"), Cakewalk and CDBeat, pursuant to which that certain Stock Purchase Warrant, dated as of September 23, 1999 owned by Atlantis (the "Atlantis Warrant") will be amended and split into two warrants, one of which will be assigned to Dylan and will require Dylan to pay to CDBeat $900,000 for 7,037,183 shares of CDBeat Stock issuable upon exercise of such warrant (the "Dylan Stock"), and the other of which will be retained by Atlantis and will require Atlantis to pay to CDBeat $100,000 to acquire 781,909 shares of CDBeat Stock (the "Atlantis Stock") and 762,064 options from CDBeat which shall be exercisable at $2.50 each until December 31, 2000 (the "Options");

      NOW, THEREFORE, in consideration of the foregoing, and of the mutual promises and covenants contained herein, it is hereby agreed as follows:

1. Board Representation. If, following the Closing, the Board of Directors of CDBeat (the "CDBeat Board") is expanded to seven (7) members, Dylan shall have the right to designate two (2) representatives to the CDBeat Board (the "Dylan Designees"), and must consent to any expansion of the CDBeat Board. Miller agrees to vote all shares beneficially owned by him in favor of the election of the Dylan Designees to the CDBeat Board , and Dylan agrees to vote all shares owned by it in favor of the election of Miller or his designee to the CDBeat Board. The Dylan Designees shall be entitled to receive the same compensation (stock options, fees, etc.) as are received by other non-management CDBeat Board members.

2. Director and Officer Insurance. The parties agree to cause CDBeat promptly to obtain Director and Officer insurance with a minimum of $3 million of coverage, and use its best efforts to obtain $5 million of such coverage.

3. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state.

4. Counterparts. The Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

  IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement on the date set forth above.




                                  ------------------------------
                                  Robert Miller

                                  DYLAN LLC


                                  By:___________________________
                                        Name:  Nancy Ellin

                                        Title:    President